August 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Regen Biopharma, Inc.

Withdrawal of Offering Statement on Form 1-A

File No. 024-12505

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, Regen Biopharma, Inc. (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Offering Statement, together with all amendments and exhibits thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2024 and qualified by the Commission on December 10, 2024.

The Company confirms none of the securities that are the subject of the Offering Statement have been sold and the Company has determined not to proceed with this offering. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact David Koos, Chairman and CEO of the Company at 619 227 9192

Sincerely,

Regen Biopharma, Inc.

By:	/s/ David Koos
Name:	Davis Koos
Title:	Chairman, Chief Executive Officer and President